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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 MM/DD/YY AND ENDING 12/31/05 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Planning Services, Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Sixth Avenue West
(No. and Street)

East Northport, NY 11731
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Katz 631-261-7495
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald A. Greene
(Name – *if individual, state last, first, middle name*)

20 Crossways Park North, Woodbury, NY 117
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 14 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arnold Katz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Planning Services, Corp., as of 12/31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RENU BINDRA
Notary Public, State of New York
No. 01BI6119090 - Suffolk County
Commission Expires Nov. 22, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797
TEL. (516) 364-8282
FAX (516) 364-3717

January 24, 2006

Investors Planning Services Corp.
641 6th Avenue W
E. Northport, NY 11731

Dear Mr. Katz:

Pursuant to the provisions of Section 9 of the Securities Investors Act of 1970, as amended, Investors Planning Services Corp. has as its collection agent the National Association of Security Dealers, Inc.

Investors Planning Services Corp. is not required to maintain a "Special Reserve BAnk Account for the Exclusive Benefit of Customers" and is exempt from Rule 15-c 3-3 as the Broker-Dealer does not hold any cash or securities for the customer.

Respectfully submitted,

Ronald A. Greene CPA

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797

TEL. (516) 364-8282
FAX (516) 364-3717

January 24, 2006

Investors Planning Services Corp.
641 6th Avenue W
E. Northport, NY 11731

Dear Mr. Katz:

In accordance with my engagement, I have examined the Balance Sheet of Investors Planning Services Corp. as of December 31, 2005 and the related Income Statement, Statement of Cash Flow, Statement of Changes in Retained Earnings, and Schedule of Computation of Net Capital for the year then ended. My examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records as I considered necessary in the circumstances.

In my opinion, the financial statements present fairly the financial position of Investors Planning Services Corp. as of December 31, 2005, and the results of its operations for the year then ended in conformity with generally accepted accounting principles consistently applied.

Respectfully submitted,

Ronald A. Greene CPA

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797

TEL. (516) 364-8282
FAX (516) 364-3717

January 24, 2006

Investors Planning Services Corp.
641 6th Avenue W
E. Northport, NY 11731

Dear Mr. Katz:

During the course of my examination of Investors Planning Services Corp., no material inadequcies were foung to exist. There was no material difference between the audited computation of net capital and the unaudited Part 11A report issued to you.

Respectfully submitted,

Ronald A. Greene CPA

INVESTORS PLANNING SERVICES, CORP.
BALANCE SHEET
AS OF DECEMBER 31, 2005

ASSETS

Current Assets		
Cash in banks		
Checking	$ 8,396	
Funds	25,814	
Commissions receivable	16,803	
TOTAL ASSETS		$ 51,013

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities		
Accrued taxes	$ 1,250	
Commissions payable	12,628	
Accounts payable	750	
Total Current Liabilities		$ 14,628
Stockholders Equity		
Capital stock	10,000	
Paid in capital	2,905	
Permanent capital infusion	2,500	
Retained earnings	20,980	
Total Stockholders Equity		36,385
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		$ 51,103

INVESTORS PLANNING SERVICES, CORP.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31,2005

INCOME		
Commission Income	$ 155,162	
Divident Income	1,357	
Loss on Funds	(1,204)	
Interest Income	472	
Total Income		$ 155,787
OPERATING EXPENSES:		
Salaries - officer	30,650	
Contributions	126	
Books, dues & subscriptions	1,039	
Postage	423	
Insurance	1,107	
Accounting	1,626	
Legal	216	
SEP/IRA	600	
Payroll taxes	5,270	
Telephone	815	
Licenses & permits	100	
Continuing education	243	
NASD Fees	2,899	
Office expenses	240	
AOL expense	235	
Commissions	114,195	
Rent	5,500	
Franchise Tax	200	
Total Operating Expenses		165,484
NET INCOME (LOSS)		$ (9,697)

INVESTORS PLANNING SERVICES, CORP.
STATEMENT OF CHANGES IN RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

Retained earnings, January 1, 2005	$ 30,677
Net Income for the year	(9,697)
Retained Earnings, December 31, 2005	$ 20,980

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT

INVESTORS PLANNING SERVICES CORP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Net Income (Loss)	$ (9,797)
Adjustments of Reconcile to Net Income	
Decrease in Accounts Receivable	921
Increase in Accounts Payable	1,273
Increase in Current Liabilities	(34)
Net Cash Provided by Operations	(7,537)
Cash and Cash Equivalents, January 1, 2005	41,747
Cash and Cash Equivalents, December 31, 2005	$34,210

INVESTORS PLANNING SERVICES CORP.
SCHEDUDULE OF COMPUTATION OF NET CAPITAL
FOR THE YEAR ENED DECEMBER 31, 2005

Capital - December 31, 2005	$ 36,385
Less: 9% of Securities	2,323
Net Capital	34,062
Less: A1 Statutory Requirement	975
Less: Minimum Dollar Capital Requirement	5,000
Net Capital Requirement Greater Amount	5,000
Excess Net Capital	29,062
Escess Net Capital at 100%	$ 32,019

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT